U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.                                    Name of issuer or persons filing (“Filers”): Enbridge Inc.

B.                                    (1) This is (check one):

☒                    An original filing for the Filer.

☐                      An amended filing for the Filer.

(2)  Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.                                    Identify the filing in conjunction with which this form is being filed:

Name of registrants: Enbridge Inc.

Form type: F-10

File number (if known): 333-198566

Filed by: Enbridge Inc.

Date filed (if filed concurrently, so indicate):   September 3, 2014 (filed concurrently)

D.                                    The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(403) 231-3900

E.                                     The Filer designates and appoints

Enbridge (U.S.) Inc. (the “Agent”)

located at:

1100 Louisiana, Suite 3300
Houston, Texas 77002
(713) 650-8900

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)                                 any investigation or administrative proceeding conducted by the Commission; and

(b)                                 any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on September 3, 2014 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                                      The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act.  The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.                                    Each person filing this Form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form F-10; the securities to which the Form F-10 relate; and the transactions in such securities.

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, and Country of Canada this 3rd day of September, 2014.

Enbridge Inc.
Filer

By:	/s/ Colin K. Gruending
Name: Colin K. Gruending
Title: Vice President, Treasury & Tax

By:	/s/ Tyler W. Robinson
Name: Tyler W. Robinson
Title: Vice President & Corporate Secretary

This statement has been signed by the following person in the capacity and on the date indicated.

Enbridge (U.S.) Inc.
As Agent for Service of Process for Enbridge Inc. in the United States

By:	/s/ Chris Kaitson
Name:	Chris Kaitson
Title:	Vice President - Law and Assistant
Corporate Secretary
Date: September 3, 2014